UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: July 2025

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

5 Ha-Tidhar Street

Raanana, 4366507, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Attached hereto and incorporated by reference herein is the Notice of Special General Meeting of Shareholders, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders of Polyrizon Ltd. (the “Company”) to be held on Thursday, September 4, 2025 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Tuesday, August 12, 2025, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K and its exhibits, are incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-284410 and 333-288923) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Notice and Proxy Statement for the Special General Meeting to be held on September 4, 2025.

99.2	Proxy Card for the Special General Meeting to be held on September 4, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: July 31, 2025	By	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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